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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  14  )*
                                           ----


           Reading Entertainment, Inc. (successor to Reading Company)
         -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   755358108
                   -----------------------------------------
                                 (CUSIP Number)


   S. Craig Tompkins, President, Craig Corporation and Craig Management, Inc. 550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 239-0555
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 4, 1997
                          --------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 755358108                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     7
     NUMBER OF              3,252,536

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             1,912,980
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                3,252,536

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,912,980
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
         5,165,516

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         69.34%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 755358108                                     PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Craig Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
         PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        California
------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             1,912,980
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,912,980
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         1,912,980

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         25.68%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 6 Pages

     This joint filing made by Craig Corporation, a Delaware corporation ("Craig") and Craig Management, Inc., a California corporation ("CMI" and collectively with Craig, the "Filers"), relates to the Common Stock, $0.01 par value of Reading Entertainment, Inc., a Delaware corporation ("Reading" or the "Issuer").

     With respect to Craig, this filing is Amendment No. 14, which amends and supplements the Schedule 13D, dated June 4, 1992 and Amendments thereto (collectively, the "Craig Schedule 13D") filed by Craig, relating to beneficial holdings of shares of Common Stock of Reading. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig Schedule 13D.

     With respect to CMI, this is its second filing on Schedule 13D.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of funds for Craig's purchase of 78,500 shares of Reading's common stock is working capital. The total net consideration amounted to approximately $819,151.


ITEM 4.     PURPOSE OF TRANSACTION

     Either Craig and/or CMI may, from time to time, determine to purchase additional Reading securities or to sell their interests in some or all of such securities depending upon a variety of factors, including, without limitation, the price at which such securities are available, the other demands upon the working capital of Craig

                                                               Page 5 of 6 Pages

and/or CMI, and the business prospects and opportunities available for Craig, CMI and/or Reading.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) Craig's response to Items 7 and 8 of the Cover Page of this Amendment No. 14 reflects (i) 3,252,536 shares of Reading Common Stock owned by Craig, entitled to one vote per share and (ii) 1,912,980 shares of Reading Common Stock owned by CMI, entitled to one vote per share. Craig has sole voting power with respect to the securities described in subparagraphs (i) and (ii) above either through its direct ownership or its control of CMI and shares voting power as described in subparagraph (ii). In addition, Craig owns 125,098 shares of Reading Series B Preferred Stock, entitled to 9.64 votes per share and CMI owns 424,902 shares of Reading Series B Preferred Stock, entitled to 9.64 votes per shares. This voting power is not reflected in Items 7 and 8 because the Reading Series B Preferred Stock is not convertible into Reading Common Stock until April 15, 1998.

     Craig's response to Items 9, 10, 11 and 13 of the Cover Page of this Amendment No. 14 reflects (i) 3,252,536 shares of Reading Common Stock owned by Craig and (ii) 1,912,980 shares of Reading Common Stock owned by CMI. The shares of Reading Series B Preferred Stock owned by Craig are not convertible into Reading Common Stock until April 15, 1998.

     CMI's response to Items 7, 8, 9, 10, 11 and 13 of the Cover Page to its Initial Filing, reflect its ownership of 1,912,980 shares of Reading Common Stock, entitled to one vote per share. Not reflected are the 424,902 shares of Reading Series B Preferred Stock owned by CMI, which are entitled to 9.64 votes per share. The shares of Reading Series B Preferred Stock owned by CMI are not convertible into Reading Common Stock until 18 months from October 15, 1996.

     (b) See Items 7, 8, 9 and 10 of the Cover Pages and Item 5(a) above concerning the calculation of the combined voting power represented by the Common Stock of the Issuer beneficially owned by Craig and CMI.

     Craig engaged in the following transaction in Common Stock of Reading in the over-the-counter market:

       Date           Shares Purchased        Price per Share
       ----           ----------------        ---------------
      2/4/97               78,500                 $10.375


                                                               Page 6 of 6 Pages


                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                       CRAIG CORPORATION,
                                       a Delaware corporation

Dated:  February 6, 1997               By: /s/ Robin Skophammer
                                          --------------------------
                                          Robin Skophammer
                                          Chief Financial Officer


                                       CRAIG MANAGEMENT, INC.,
                                       a California corporation

Dated:  February 6, 1997               By: /s/ Robin Skophammer
                                          --------------------------
                                          Robin Skophammer
                                          Chief Financial Officer